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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Opexa Therapeutics, Inc.
(formerly PharmaFrontiers Corp.)
(Name of Issuer)
Common Shares, $0.50 par value per share
(Title of Class of Securities)
7171EN 10 6
(CUSIP Number)
Byron L. Willeford
Chamberlain, Hrdlicka, White, Williams & Martin
1200 Smith Street, Suite 1400, Houston, Texas 77002
713.658.1818
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 19, 2008 - March 5, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Albert and Margaret Alkek Foundation 76-0491186

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		1,047,674 shares(1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,047,674 shares(1)(2)

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,047,674 shares(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.999%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) All share amounts have been adjusted for the Issuer's 1 for 10 reverse stock split effective June 19, 2006.
(2) Includes ownership of three warrants held by the reporting person to purchase an aggregate of 281,007 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

CUSIP No.

1	NAMES OF REPORTING PERSONS Alkek & Williams Ventures Ltd. 76-0490821

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		669,839 shares(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

669,839 shares(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

669,839 shares(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.38%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) All share amounts have been adjusted for the Issuer's 1 for 10 reverse stock split effective June 19, 2006.
(2) Includes ownership of three warrants held by the reporting person to purchase an aggregate of 306,172 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

CUSIP No.

1	NAMES OF REPORTING PERSONS Daniel C. Arnold

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		45,556 shares(1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		45,556 shares(1)(2)

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,556 shares(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.45%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) All share amounts have been adjusted for the Issuer's 1 for 10 reverse stock split effective June 19, 2006.
(2) Includes ownership of two warrants held by the reporting person to purchase an aggregate of 18,899 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

CUSIP No.

1	NAMES OF REPORTING PERSONS Joe M. Bailey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		15,000 shares(1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,000(1)(2)

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,000 shares(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) All share amounts have been adjusted for the Issuer's 1 for 10 reverse stock split effective June 19, 2006.
(2) Includes ownership of a warrant held by the reporting person to purchase 5,000 shares of Common Stock of the Issuer.

CUSIP No.

1	NAMES OF REPORTING PERSONS Chaswil, Ltd. 76-0491185

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		669,839 shares(1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		669,839 shares(1)(2)

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

669,839 shares(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.38%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) All share amounts have been adjusted for the Issuer's 1 for 10 reverse stock split effective June 19, 2006.
(2) Includes ownership of three warrants held by Alkek & Williams Ventures Ltd. to purchase an aggregate of 306,172 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

CUSIP No.

1	NAMES OF REPORTING PERSONS DLD Family Investments, LLC 76-0656566

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		561,112 shares(1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		561,112 shares(1)(2)

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

561,112 shares(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.38%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) All share amounts have been adjusted for the Issuer's 1 for 10 reverse stock split effective June 19, 2006.
(2) Includes ownership of three warrants held by the reporting person to purchase an aggregate of 227,778 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

CUSIP No.

1	NAMES OF REPORTING PERSONS Scott B. Seaman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		82,634 shares(1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		669,839 shares(1)(3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		82,634 shares(1)(2)

WITH	10	SHARED DISPOSITIVE POWER

669,839 shares(1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

752,473 shares(1)(2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.13%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) All share amounts have been adjusted for the Issuer's 1 for 10 reverse stock split effective June 19, 2006.
(2) Includes ownership of three warrants held by the reporting person to purchase an aggregate of 54,084 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.
(3) Includes ownership of 669,839 shares of Common Stock of the Issuer, including three warrants, held by Alkek & Williams Ventures Ltd. See Item 5 of this Schedule 13D/A.

CUSIP No.

1	NAMES OF REPORTING PERSONS Randa Duncan Williams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		561,112 shares(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

561,112 shares(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

561,112 shares(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.38%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) All share amounts have been adjusted for the Issuer's 1 for 10 reverse stock split effective June 19, 2006.
(2) Includes ownership of three warrants held by DLD Family Investments, LLC to purchase an aggregate of 227,778 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

     All capitalized terms used herein and not otherwise defined shall have the meanings given to them in this Schedule 13D, as amended.
Item 1. Security and Issuer
     This Amendment relates to common stock, $0.50 par value per share (the “Common Stock”), of Opexa Therapeutics, Inc., a Texas corporation (formerly PharmaFrontiers Corp.) (the “Issuer”). The Issuer’s principal executive offices are located at 2635 N. Crescent Ridge Drive, The Woodlands, Texas, 77381.
Item 2. Identity and Background
     (a) This Amendment is being filed by Albert and Margaret Alkek Foundation (“Foundation”) , Alkek & Williams Ventures Ltd., a Texas limited partnership (“Ventures”), Daniel C. Arnold, an individual residing in the State of Texas (“Mr. Arnold”), Joe M. Bailey, an individual residing in the State of Texas (“Mr. Bailey”), Chaswil, Ltd., a Texas limited partnership (“Chaswil”), DLD Family Investments, LLC, a Texas limited liability company (“DLD”), Scott B. Seaman, an individual residing in the State of Texas (“Mr. Seaman”), and Randa Duncan Williams, an individual residing in the State of Texas (“Ms. Williams”) (collectively the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 24, 2006, a copy of which is filed as Exhibit 1 to this Schedule 13D as originally filed.
     (b) The mailing address for Mr. Seaman is 1221 McKinney, Suite 4545, Houston, Texas 77010. The mailing address for Mr. Arnold is 1001 Fannin, Suite 720, Houston, TX 77002-6707. The mailing address for Mr. Bailey is P.O. Box 488, Flatonia, TX 78941.
     (c) Except for Chaswil and Ms. Williams, each of the Reporting Persons is a shareholder of the Issuer. Information regarding the directors of Foundation, Ventures and Chaswil is set forth in Annex I to the originally filed Schedule 13D, which is amended hereby.
     (d) and (e) During the last five years, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the individuals named in Annex I, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.
     (f) Messrs. Seaman, Arnold and Bailey and Ms. Williams are citizens of the United States of America. The Foundation, Ventures, Chaswil and DLD are organized in the State of Texas.
Item 3. Source and Amount of Funds or Other Consideration
     The common stock and other securities purchased by the Reporting Persons were purchased from personal and/or internal funds.
Item 4. Purpose of Transactions
     This information set forth below should be read in conjunction with information under Item 4 in the original and prior amendments to this Schedule 13D.
     This Amendment relates to shares of Common Stock and warrants of the Issuer recently acquired by four of the Reporting Persons in a public offering by the Issuer of 3,500,000 shares of common stock at a price of $2.00 per share, plus Series E warrants to purchase 3,500,000 shares of Common Stock with an exercise price of $2.00 per share, at a price of $0.15 per share, that closed on February 19, 2008. In that offering, the Foundation purchased 250,000 shares and warrants to purchase 250,000 shares. Ventures purchased 100,000 shares and warrants to purchase 100,000 shares. Scott B. Seaman purchased 10,000 shares and warrants to purchase 10,000 shares. DLD purchased 100,000 shares and warrants to purchase 100,000 shares. Also, during the period from February 22, 2008 to March 5, 2008, Ventures purchased Series E warrants to acquire 62,949 shares of common stock in the public trading market. All of the purchases were made for investment.
Item 5. Interest in Securities of the Issuer
     The information set forth below should be read in conjunction with information under Item 5 in the original and prior amendments of this Schedule 13D.
     (a) The Foundation is now the beneficial owner of 1,047,674 shares of Common Stock. These shares are comprised of (i) 766,667 shares held of record by the Foundation, (ii) 22,223 shares under Series C warrants exercisable at $30.00 per share, (iii) 8,784 shares under an April, 2006 warrant exercisable at $6.50 per share, and (iv) 250,000 shares underlying Series E warrants exercisable at $2.00 per share. This beneficial ownership constitutes 9.999% of the Common Stock.
     Ventures is now the beneficial owner of 669,839 shares of Common Stock. These shares are comprised of (i) 363,667 shares held of record by Ventures, (ii) 18,223 shares under Series C warrants exercisable at $30.00 per share, (iii) 125,000 shares under an April, 2006 warrant exercisable at $6.50 per share, and (iv) 162,949 shares under Series E warrants exercisable at $2.00 per share. This beneficial ownership constitutes 6.38% of the Common Stock.
     Chaswil is deemed to be the beneficial owner of the shares and warrants owned by Ventures since it is the controlling manager of Ventures and possesses voting power and dispositive power over shares owned by Ventures. As stated above, this beneficial ownership constitutes 6.38% of the Common Stock.
     Mr. Arnold is the beneficial owner of 45,556 shares of Common Stock. These shares are comprised of (i) 26,667 shares held of record by Mr. Arnold, (ii) 8,889 shares under Series C warrants exercisable at $30.00 per share, and (iii) 10,000 shares under an April, 2006 warrant exercisable at $6.50 per share. This beneficial ownership constitutes .45% of the Common Stock.
     Mr. Bailey is the beneficial owner of 15,000 shares of Common Stock. These shares are comprised of (i) 10,000 shares held of record by Mr. Bailey and (ii) 5,000 shares under an April, 2006 warrant exercisable at $6.50 per share. This beneficial ownership constitutes .15% of the Common Stock.
     DLD is the beneficial owner of 561,112 shares of Common Stock. These shares are comprised of (i) 333,334 shares held of record by DLD, (ii) 17,778 shares under Series C warrants exercisable at $30.00 per share, (iii) 110,000 shares under an April, 2006 warrant exercisable at $6.50 per share and (iv) 100,000 shares under Series E warrants exercisable at $2.00 per share. This beneficial ownership constitutes 5.38% of the Common Stock.
     Mr. Seaman is the beneficial owner of 752,473 shares. These shares are comprised of (i) 28,550 shares held of record by Mr. Seaman, (ii) 5,334 shares under Series C warrants exercisable at $30.00 per share, (iii) 7,500 shares under an April, 2006 warrant exercisable at $6.50 per share, (iv) 10,000 shares under Series E warrants exercisable at $2.50 per share, (v) 31,250 shares under director stock options exercisable at prices between $5.20 and $5.47 per share, and (vi) 669,839 shares beneficially owned by Ventures with respect to which Mr. Seaman possesses shared voting and investment power. This beneficial ownership constitutes 7.13% of the Common Stock.
     Ms. Williams is a principal of DLD and may be deemed to have or share voting power and/or investment power with respect to the 561,112 shares of Common Stock beneficially owned by DLD.
     Mr. Seaman is a registered principal of Chaswil, which is the investment manager of Ventures, a holder of Issuer securities. As a result of such position, Mr. Seaman has voting power and/or investment power with respect to such securities held by Ventures.
     (b) The Reporting Persons and persons deemed to beneficially own shares held, or otherwise beneficially owned, by the Reporting Persons may be deemed to constitute a group for purposes of Section

13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended. The Foundation, Ventures, Chaswil and Mr. Seaman expressly disclaim (i) that, for purposes of Section 13(d) or Section 13(g), they are a member of a group with respect to securities of the Issuer held by DLD, Mr. Arnold, Mr. Bailey or Ms. Williams and/or (ii) that they have agreed to act together with DLD, Mr. Arnold, Mr. Bailey or Ms. Williams as a group other than as described in this Schedule 13D. Each Reporting Person disclaims beneficial ownership with respect to all other shares of Common Stock other than those securities whereby such Reporting Person possesses sole voting power and sole dispositive power.
     (c) Other than as described in Item 4 above, to the best knowledge of the Reporting Persons, no transactions in the shares of Common Stock have been effected during the past 60 days by the Reporting Persons.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     See Item 4.
     None.

Item 7.	Material to Be Filed as Exhibits
     The following documents have been filed as exhibits:
     1. Joint Filing Agreement, dated April 24, 2006.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Date: March 13, 2008
See Annex I for detailed information for the following persons.

ALBERT & MARGARET ALKEK FOUNDATION
By:	/s/ Scott B. Seaman
Scott B. Seaman
Executive Director

ALKEK & WILLIAMS VENTURES LTD.
By:	/s/ Scott B. Seaman
Scott B. Seaman
Attorney-n-fact

DANIEL C. ARNOLD
By:	/s/ Daniel C. Arnold

JOE M. BAILEY
By:	/s/ Joe M. Bailey

CHASWIL, LTD.
By:	/s/ Charles A. Williams
Charles A. Williams
President

DLD FAMILY INVESTMENTS, LLC
By:	/s/ Laura Liang
Laura Liang
Vice President

SCOTT B. SEAMAN
By:	/s/ Scott B. Seaman

RANDA DUNCAN WILLIAMS
By:	/s/ Randa Duncan Williams